UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANADARKO EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

(832) 636-1000

ANADARKO EMPLOYEE SAVINGS PLAN

INDEX

FINANCIAL STATEMENTS

Page

Statements of Net Assets Available for Benefits, December 31, 2008 and 2007	-
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2008	-
Notes to Financial Statements	-

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2008	-

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm	-

EXHIBIT

Exhibit Index	-

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

thousands	2008	2007

Assets
Investments, at fair value
Anadarko Petroleum Corporation common stock	$206,094	$265,085
Mutual funds	335,086	554,739
Common and collective trust funds	197,764	150,846
Money market investments	4,039	89,087

	742,983	1,059,757
Participant loans	8,511	9,183

	751,494	1,068,940

Receivables
Participant contributions	-	1,030
Employer contributions	-	4,246
Receivable for securities sold and other	1,047	544

	1,047	5,820

Total assets	752,541	1,074,760

Liabilities
Payable for securities purchased	119	22

Total liabilities	119	22

Net assets available for benefits	752,422	1,074,738

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,025	1,144

Net Assets Available For Benefits	$760,447	$1,075,882

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
thousands	2008

Additions to Net Assets Attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(326,933)
Dividends	15,072
Interest	8,096
Interest income on participant loans	734

Total investment loss	(303,031)

Contributions
Employer matching, net of forfeitures	29,921
Participant rollover	2,186
Participant	45,824

Total contributions	77,931

Total, net	(225,100)

Deductions from Net Assets Attributed to:
Distributions to participants	90,281
Administrative expenses (fees and commissions)	54

Total	90,335

Net Decrease in Net Assets Available for Benefits During the Year	(315,435)

Net Assets Available for Benefits at Beginning of Year	1,075,882

Net Assets Available for Benefits at End of Year	$760,447

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

1.  Summary of Significant Accounting Policies

Basis of Presentation    The accounts of the Anadarko Employee Savings Plan (Plan) are maintained on an accrual basis.

Use of Estimates    In preparing financial statements in accordance with accounting principles generally accepted in the United States, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Changes in facts and circumstances or discovery of new information may result in revised estimates and actual results may differ from these estimates.

Payment of Distributions     Distributions to participants of the Plan (Participants) are recorded when paid.

New Accounting Principle    Anadarko Petroleum Corporation (the Company or Employer) adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157) as of January 1, 2008. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 characterizes inputs used in determining fair value according to a hierarchy that prioritizes inputs based upon the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

Level 1 - inputs represent quoted prices in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market- corroborated inputs).

Level 3 - inputs that are not observable from objective sources, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability.

See Note 5 for the fair value table.

Expenses    All trustee fees, brokerage fees and other expenses incident to the administration of the Plan may be paid by Anadarko and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans and an annual maintenance fee for existing loans, as well as a processing fee for withdrawals, are deducted from the account of the Participant requesting such transaction. In 2008, the Company elected to pay the trustee fees for the Plan and presently intends to continue to do so, although the Company can at its discretion discontinue this practice.

Investments    On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the Participants' accounts. Fair value of common stock and mutual funds is based on quoted market prices. The Plan's investment in the Fidelity Managed Income Portfolio II, which is a common and collective trust fund that invests in guaranteed investment contracts (GICs), is presented at fair value on the statement of net assets available for benefits, including separate disclosure of the adjustment to contract value. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Money market investments are stated at cost, which approximates fair value. Security transactions are recorded on a trade-date basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex- dividend date. Interest is accrued as earned.

       Anadarko common stock (Company Stock) represents approximately 27% and 25% of the total assets of the Plan as of December 31, 2008 and 2007, respectively.

2.  Description of the Plan

General    The Plan was originally adopted by the Company's Board of Directors and approved by its sole stockholder on August 27, 1986. The Plan was amended and restated effective December 31, 2008.

       The purpose of the Plan is to encourage and assist employees in accumulating retirement savings and to encourage employees to remain in the employ of the Company, its subsidiaries and affiliates. The Plan has been adopted exclusively to provide benefits for employees participating in the Plan and their beneficiaries, and no part of the corpus or income of the trust fund (Trust) established pursuant to the Plan to hold contributions of Participants and the Company may be used for any purpose other than to provide such benefits and defray reasonable expenses of administering the Plan.

       The Plan is a defined contribution plan that is qualified under Section 401 of the Internal Revenue Code of 1986, as amended (Code) (see Note 8). All U.S. paid regular employees of the Company are eligible to participate in the Plan upon employment.

       Effective August 10, 2006, the Company acquired Kerr-McGee Corporation. Subsequently, on December 29, 2006, the Kerr-McGee Corporation Savings Investment Plan was merged into the Plan. In addition, the Company acquired Western Gas Resources, Inc. (Western) effective August 23, 2006 and on December 29, 2006, the Western Gas Resources, Inc. Retirement Plan (Western Plan) was merged into the Plan.

       Legacy Western employees covered under the Western Plan prior to its merger into the Plan and Anadarko employees hired on or after January 1, 2007 began participating in the Personal Wealth Account (PWA) on January 1, 2008 in lieu of participating in a traditional pension plan. Participants in the PWA will receive Company-paid contributions to the Plan equal to 4% of their eligible compensation paid during each payroll period. PWA contributions shall be allocated and credited to Participants' PWA accounts as directed by the Participant. On January 28, 2008, eligible PWA Participants received a PWA start-up contribution equal to 4% of their 2007 eligible compensation. This contribution was credited to Participants' PWA accounts for the 2007 Plan Year. Western Plan Participants who were eligible for the 2007 profit sharing contribution were not eligible for the PWA start-up contribution.

       This description of the Plan provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

Administration    The Plan is administered by the Administrative and Investment Committee and its Investment and Administrative Subcommittees. The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee).

Contributions    Participant contributions are voluntary. Directors and officers who are also employees of the Company may participate on the same basis as all other employees.

       The Plan allows Participant contributions up to 30% of compensation which includes base salary or wages, as well as overtime and incentive bonuses (excluding front-end bonuses and other special payments). Participants may contribute on a pre-tax, after-tax and/or Roth 401(k) basis. Participants who are age 50 or older by the end of the calendar year are allowed to make additional catch-up contributions on a pre-tax and/or Roth 401(k) basis. The Company will match 100% of a Participant's contribution or catch-up contribution up to a maximum of 6% of such Participant's compensation. The Company matching contributions are always contributed on a pre-tax basis. Contributions to the Plan are subject to certain limitations established by the Internal Revenue Service (IRS). Eligible employees may make a qualified rollover contribution to the Plan. Subject to certain restrictions, Participants may elect to have amounts distributed from the Plan to them prior to termination of employment through withdrawals or loans from the Plan. The Company may also elect to make a profit sharing contribution. The Company did not make a profit sharing contribution in 2008.

Vesting    Participants who were actively employed with Anadarko on or after October 12, 2006 became 100% vested in all previous and future Company matching contributions. Participants are always vested in their contributions, any rollover contributions and safe harbor Company matching contributions.

The PWA Participants will vest in accordance with the following schedule:

Years of Active Service	Vesting Percentage

Less than 3 years of active service	0%
3 years of active service	100%

If the Company elects to make a profit sharing contribution, Participants will vest as follows:

Years of Active Service	Vesting Percentage

1 year of active service	33%
2 years of active service	66%
3 years of active service	100%

Benefits Paid to Participants Distributions are made in a lump-sum payment, as directed by a Participant, after termination of employment. While employed, a Participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a Participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.

Forfeitures    Participants who terminate employment prior to becoming 100% vested will forfeit any non-vested Company contributions. Forfeitures do not affect net assets of the Plan but merely reduce future Company matching contributions. The forfeiture balance as of December 31, 2008 was $1,147,502. For 2008, no employee forfeitures were utilized to reduce Employer matching contributions.

Plan Terminations    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In the event of Plan termination, Participants will become 100% vested in their accounts.

Participant Accounts    All employee and Employer contributions are allocated to Participants' accounts in cash and the investment of those contributions follows the Participants' investment elections. Participants, or their appointed delegates, may designate the manner in which all employee and Employer contributions are invested in their accounts. In addition to Company Stock, the Plan currently offers Participants money market funds, a common and collective trust fund and 33 mutual funds as investment options. Participants may designate one of such investment options for all contributions, or a Participant may designate a percentage of such contributions to be invested pursuant to each investment option. Invested funds of Participants, including Employer matching contributions, can be transferred between funds at the election of the Participant, subject to certain fund restrictions such as short term trading fees. In the event that trading transactions on any given day exceed the cash position of the stock fund, the Trust has arranged to utilize a line of credit to facilitate the purchase activity. At December 31, 2008 and 2007, there were no outstanding balances related to this line of credit.

Participant Loans    The amount of a Participant's loan may not be more than the lesser of a) 50% of the Participant's vested account balance, or b) $50,000 less the highest outstanding loan balance in the previous 12 months. Loan terms range from 6 months to a maximum of 5 years. Loans exceeding 5 years relate to principal residence loans that were transferred to the Plan from previous mergers. The principal residence option is no longer available. The loans are secured by the balance in the Participant's account and bear interest at a rate fixed for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% as reported by Reuters on the first business day of the quarter preceding the date the loan was requested. At December 31, 2008, interest rates for outstanding loans ranged from 5% to 9.75% and maturity dates ranged from January 1, 2009 through March 16, 2027. Principal and interest are paid ratably through payroll deductions. Participant loans are valued at amortized cost.

3.  Investments

       The following tables set forth investments as of December 31, 2008 and 2007, respectively, that represent 5% or more of the fair value of the Plan's net assets at year-end.

	December 31, 2008

thousands, except number of shares / units	Shares/Units	Fair Value

Anadarko Petroleum Corporation Common Stock	5,346,160	$206,094
Fidelity Managed Income Portfolio II	205,789,425	197,764
Fidelity Balanced K	3,129,231	41,056
PIMCO Total Return	3,975,995	40,317

	December 31, 2007

thousands, except number of shares / units	Shares/Units	Fair Value

Anadarko Petroleum Corporation Common Stock	4,035,392	$265,085
Fidelity Managed Income Portfolio II	151,989,438	150,846
Fidelity Retirement Money Market Portfolio	84,081,069	84,081
Fidelity Balanced Fund	3,459,195	67,835
Fidelity Diversified International	1,435,050	57,258
Fidelity Spartan U.S. Equity Index Fund	1,099,954	57,088

During the year ended December 31, 2008, the fair value of the Plan's investments depreciated as follows:

thousands
Net depreciation of Anadarko Petroleum Corporation common stock	$(117,163)
Net depreciation in fair value of mutual funds	(209,770)

Net depreciation in fair value of investments	$(326,933)

4.  Risks and Uncertainties

       The Plan may invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

       The Plan, at the direction of the Participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

5.  Fair Values

       The following table sets forth, by level within the fair value hierarchy, the fair value of the Plan's financial assets at December 31, 2008:

thousands	Level 1	Level 2	Level 3

Assets:
Anadarko Petroleum Corporation Common Stock	$206,094	$-	$-
Mutual Funds	335,086	-	-
Common and Collective Trust Funds	-	197,764	-
Money Market Investments	4,039	-	-

Total	$545,219	$197,764	$-

6.  Voting Rights

       Each Participant is entitled to exercise voting rights attributable to the shares of Company Stock allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant.

7.  Party-In-Interest Transactions

       Certain Plan investments are in mutual funds, money market funds and a common and collective trust fund managed by Fidelity. The Plan pays certain fees and commissions to Fidelity. Fidelity is the Trustee of the Plan; therefore, these transactions qualify as party-in interest. The Plan also allows for investment in Company Stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in interest. These are exempt party-in-interest transactions under ERISA.

8.  Federal Income Taxes

       The Company received a favorable determination letter dated April 14, 2003 from the IRS that: a) the Plan and amendments to the Plan executed in February 2002 and December 2000, met the requirements of Section 401(a) of the Code and the Trust established thereunder is exempt from federal income tax under Section 501(a) of the Code, and b) the provisions of the Plan regarding tax-deferred contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. The Plan has adopted amendments subsequent to those covered by the determination letter. On January 30, 2009, the Company submitted the Plan, as amended since the last filing, to the IRS for a determination letter in accordance with Revenue Procedure 2007-44. The Company and the Plan's Administrative and Investment Committee believe that the Plan, as designed and operated, is in compliance with the applicable provisions of the Code.

       Subject to any limitations arising under the combined limit rules of Section 404(a)(7) of the Code, the Company is entitled to deduct for federal income tax purposes the amount of tax-deferred contributions and Employer matching contributions made to the Plan. In general, neither such contributions to the Plan nor the income of the Trust earned thereon or income earned on Participants' after-tax contributions to the Plan will be taxable to Participants as income prior to the time such Participants receive a distribution from the Plan. Participants' after-tax contributions to the Plan do not reduce their taxable income.

       Participants' tax-deferred contributions are excluded from their taxable income for the year contributions are made.

       Certain tax consequences apply upon withdrawal and distribution of amounts from a Participant's account; therefore, a Participant should seek tax advice prior to requesting a withdrawal or distribution.

       During 2009, the Company identified approximately $1 million in operational errors related to certain distributions made in 2008 and 2007. The Plan is currently evaluating the options available in order to correct these operational issues. It is expected that the final outcome will not have a material effect on the Plan's financial statements as a whole.

9.  Reconciliation of Financial Statements to Form 5500

       Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Withdrawals payable from the Plan are included in net assets available for benefits in the financial statements.

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
thousands	2008	2007

Net assets available for benefits per the financial statements	$760,447	$1,075,882
Less withdrawals payable at year end	(6)	-
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,025)	(1,144)

Net assets available for benefits per the Form 5500	$752,416	$1,074,738

       The following is a reconciliation of investment loss per the financial statements to the Form 5500:

Year Ended
December 31,
thousands	2008

Total investment loss per the financial statements	$(303,031)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Add: December 31, 2007	1,144
Less: December 31, 2008	(8,025)

Total investment loss per the Form 5500	$(309,912)

       The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year Ended
December 31,
thousands	2008

Total distributions to participants per the financial statements	$90,281
Add withdrawals payable at December 31, 2008	6

Total distributions per the Form 5500	$90,287

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

thousands		Shares/Units	Current
Identity of Issue / Description		Par Value	Value

Anadarko Petroleum Corporation Common Stock		5,346	$206,094

Mutual Funds
	Baron Growth	221	6,815
	PIMCO Total Return	3,976	40,317
	Wells Fargo Advantage Small Cap Value Inst	797	14,478
	Vanguard Value Index Inv	8	133
	Columbia Small Cap Core Z	372	3,441
	Perkins Mid Cap Value	414	6,320
	American Funds EuroPacific Growth Fund Class R5	939	26,236
	American Funds The Growth of America Class R5	1,163	23,781
	Davis NY Venture Y	255	6,088
	American Beacon Large Cap Value	1,839	25,298
	Hartford Small Company Y	106	1,387
	Pacific Capital Small Cap Y	267	2,458
*	Fidelity Freedom Income	170	1,623
*	Fidelity Freedom 2000	63	634
*	Fidelity Freedom 2005	1	6
*	Fidelity Freedom 2010	461	4,778
*	Fidelity Freedom 2015	125	1,072
*	Fidelity Freedom 2020	745	7,490
*	Fidelity Freedom 2025	182	1,496
*	Fidelity Freedom 2030	394	3,844
*	Fidelity Freedom 2035	133	1,072
*	Fidelity Freedom 2040	595	3,326
*	Fidelity Freedom 2045	108	711
*	Fidelity Freedom 2050	118	764
*	Fidelity Spartan Total Market Index	84	2,099
*	Fidelity Spartan Extended Market Index	47	1,054
*	Fidelity Spartan U.S. Equity Index	985	31,436
*	Fidelity Nasdaq Composite Index	26	541
*	Fidelity Balanced K	3,129	41,056
*	Fidelity Contrafund K	299	13,527
*	Fidelity Diversified International K	1,123	24,139
*	Fidelity Growth Company K	357	17,454
*	Fidelity Mid-Cap Stock K	1,297	20,212

Total Mutual Funds			335,086

Common and Collective Trust Funds
*	Fidelity Managed Income Portfolio II	205,789	197,764

Total Common and Collective Trust Funds			197,764

Money Market Investments
*	Anadarko Stock Fund	4,039	4,039

Total Money Market Investments			4,039

*	Participant Loans (interest rates range from 5% to 9.75% and maturity dates range from January 1, 2009 through March 16, 2027)		8,511

Total			$751,494

* Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 23, 2009

EXHIBIT INDEX

The following documents are filed as part of this report:

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 23, 2009	By:	/s/ M. CATHY DOUGLAS

M. Cathy Douglas, Anadarko Petroleum Corporation, Vice President and Chief Accounting Officer